EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratio)

	2004	2003	2002	2001	2000
Earnings:
Pretax income	$56,051	$67,922	$32,824	$(9,093)	$24,915
Interest	34,224	30,720	29,200	37,887	37,523
Interest in leases	2,434	2,226	2,002	2,012	1,719
Amortization of capitalized interest	471	431	434	409	338

	$93,180	$101,299	$64,460	$31,215	$64,495

Fixed charges:
Interest	$34,224	$30,720	$29,200	$37,887	$37,523
Capitalized interest	480	271	7	513	895
Interest in leases	2,434	2,226	2,002	2,012	1,719
Amortization of capitalized interest	471	431	434	409	338

	$37,609	$33,648	$31,643	$40,821	$40,475

Ratio:	2.5x	3.0x	2.0x	0.8x	1.6x

77